UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SELLAS Life Sciences Group, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

81642T 100

(CUSIP number)

Daniel Tafur

Equilibria Capital Management Limited

One Bermudiana Road

Hamilton, Bermuda HM08

(Name, address and telephone number of person authorized to receive notices and communications)

December 29, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81642T 100	Page 2 of 14

(1)	Names of reporting persons Equilibria Capital Management Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 149,766
	(8)	Shared voting power 2,898,357 (See Item 5)
	(9)	Sole dispositive power 149,766
	(10)	Shared dispositive power 2,898,357 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,048,123 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.1% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018 and 316,163 shares of common stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd EQC Biotech Sely I Fund.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 3 of 14

(1)	Names of reporting persons EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,521,863 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,521,863 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,521,863 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.4% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 4 of 14

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 992,487 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 992,487 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 992,487 (See Item 5) (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.3% (See Item 5) (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes 316,163 shares of Common Stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd— EQC Biotech Sely I Fund.
(2)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018 and 316,163 shares of common stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 5 of 14

(1)	Names of reporting persons EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 325,799 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 325,799 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 325,799 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.6% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 6 of 14

(1)	Names of reporting persons EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 58,208 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 58,208 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 58,208 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 7 of 14

(1)	Names of reporting persons Varibobi Financial Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (see Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) OO

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018 and 316,163 shares of common stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 8 of 14

(1)	Names of reporting persons Daniel Tafur
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343 (See Item 5)
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 3,343 (See Item 5)
	(10)	Shared dispositive power 3,048,123
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018 and 316,163 shares of common stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 9 of 14

(1)	Names of reporting persons Fabio López
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Spain
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,343
	(8)	Shared voting power 3,048,123 (See Item 5)
	(9)	Sole dispositive power 3,343
	(10)	Shared dispositive power 3,048,123 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,051,466 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 50.2% (See Item 5) (1)
(14)	Type of reporting person (see instructions) IN

(1)	Calculated based upon 5,766,891 shares of common stock reported by SELLAS Life Sciences Group, Inc. issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018 and 316,163 shares of common stock issuable upon exercise of warrants held by EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 10 of 14

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of SELLAS Life Sciences Group, Inc., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 315 Madison Avenue, 4th Floor, New York, NY 10017.

Item 2.	Identity and Background

This statement is being filed by Equilibria Capital Management Limited (“Equilibria”), a Bermuda limited liability company; EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund (“Sely S”), a Bermuda mutual fund company; EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund (“Sely I”), a Bermuda mutual fund company; EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund (“Sely II”), a Bermuda mutual fund company; EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund (“Sely III”, together with Sely S, Sely I, and Sely II, the “EQC Funds”), a Bermuda mutual fund company; Varibobi Financial Holdings Ltd. (“Varibobi”), a Cyprus limited company; Mr. Daniel Tafur and Mr. Fabio López (together with the EQC Funds and Varibobi, the “Reporting Persons”).

The address of the principal office of each of Equilibria, the EQC Funds and Varibobi is One Bermudiana Road, Hamilton, Bermuda HM08. Equilibria is an asset management firm that manages investment funds and separate accounts for private and institutional clients. The EQC Funds are each mutual funds. Varibobi is an entity that holds Mr. López’s investments in Equilibria and the Company.

The directors and executive officers of Equilibria are Mr. Tafur, who is a member of the board of directors and chief investment officer, Mr. López, who is a member of the board of directors and the chief executive officer and Mr. James Hallet , who is a non-executive member of the board of directors.

Equilibria is the investment manager of each of the EQC Funds.

Mr. Tafur’s business address is One Bermudiana Road, Hamilton, Bermuda HM08. Mr. Tafur is the chief investment officer, founder and a director of Equilibria. Mr. Tafur is a citizen of Spain.

Mr. López is the sole owner of Varibobi. Mr. López’s business address is One Bermudiana Road, Hamilton, Bermuda HM08. Mr. López is the chief executive officer, an owner and a director of Equilibria. Mr. López is also a director of the Company. Mr. López is a citizen of Spain.

Mr. James Hallett is a non-executive director of Equilibria. Mr. Hallett’s principal occupation is Finance Director. Mr. Hallett’s business address is AIM, Washington Mall I, 20 Church Street, Hamilton HM11, Bermuda. Mr. Hallett is a citizen of Bermuda.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Agreement and Plan of Merger and Reorganization, dated as of August 7, 2017 and amended November 5, 2017, by and among the Company, Sellas Intermediate Holdings I, Inc. (“Holdings I”), Sellas Intermediate Holdings II, Inc. (“Holdings II”), Galena Bermuda Merger Sub, Ltd., an indirect wholly owned subsidiary of the Company (“Merger Sub”) and SELLAS Life Sciences Group Ltd, a Bermuda exempted Company (“Private SELLAS” and, collectively with the Company, Holdings I, Holdings II and Private SELLAS, the “Parties”) (the “Merger Agreement”), the common shares of Private SELLAS were converted into the right to receive shares of the Company in the merger contemplated by the Merger Agreement (the “Merger”). Pursuant to the terms of the Merger Agreement, each common share of Private SELLAS was converted into the right to receive 43.9972 shares of the Company’s Common Stock.

SCHEDULE 13D

CUSIP No. 81642T 100	Page 11 of 14

As a result of the Merger, the Reporting Persons received an aggregate of 2,738,646 shares of the Company’s Common Stock, and a warrant to purchase an additional 316,163 shares of Common Stock.

Item 4.	Purpose of Transaction

Upon consummation of the Merger on December 29, 2017, the Reporting Persons acquired beneficial ownership of more than 10% of the shares of Common Stock of the Company, as described in Items 3 and 5 hereof, which descriptions are incorporated by reference into this Item 4.

As described in Item 2 hereof, Fabio López, who is the owner of Varibobi Financial Holdings Limited, a Cyprus limited company, one of the owners of Equilibria, and the chief executive officer of Equilibria, may be deemed to be the indirect beneficial owner of the shares owned by Equilibria, is also a member of the board of directors of the Company. As a result, Mr. López and the Reporting Persons may have influence over the corporate activities of the Company, including actions that relate to activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review on a continuing basis their investment in the Company. Depending upon their review and evaluation of the price and availability of the securities of the Company, subsequent developments affecting the Company, the business and prospects of the Company, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may (1) acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (2) sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (3) distribute shares of Common Stock to various of their partners, members or stockholders or (4) engage in any combination of the foregoing. In addition, depending on such factors and subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the shares of Common Stock held by them. Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice.

As a result of their ongoing review and evaluation of the business of the Company, the Reporting Persons may, through their representative on the board of directors of the Company or otherwise, continue to communicate with the board of directors, members of management and/or other stockholders of the Company from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors of the Company to create stockholder value.

Other than as described in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 hereof, has any present plans or proposals that relate to or would otherwise result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages of this Statement is incorporated herein by reference.

As of December 29, 2017, Equilibria is (1) the record owner of 149,766 shares, or approximately 2.5%, of the Common Stock outstanding and (2) the beneficial owner of 3,048,123 shares, or approximately 50.1%, of the Common Stock outstanding (including 316,163 shares of Common Stock that may be acquired pursuant to the exercise of warrants held by Sely I), in each case based on 5,766,891 shares of Common Stock issued and outstanding as of December 29, 2017, as provided by the Company. Equilibria is owned in part by Varibobi which is is the record owner of 3,343 shares of Common Stock, or less than 1% of the Common Stock outstanding. Varibobi is owned by Mr. López, who is also the chief executive officer, a director and an owner of Equilibria. Mr. Tafur is the record owner of 3,343 shares, or less than 1%, of the Common Stock outstanding and is the founder, chief

SCHEDULE 13D

CUSIP No. 81642T 100	Page 12 of 14

investment officer and board member of Equilibria. Consequently, each of Equilibria, Varibobi, Mr. López and Mr. Tafur may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock (including the shares issuable upon exercise of the warrants held by Sely I), but each person disclaims such beneficial ownership, except to the extent of its or his pecuniary interest in such shares and warrants.

Except for Mr. Tafur and Mr. López, none of the individuals listed in Item 2 hereof beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3 hereof, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits

99.1.	Joint Filing Agreement, dated as of January 8, 2018, among Equilibria Capital Management Limited, EQC Private Markets SAC Fund II Ltd—EQC Biotech Sely S Fund, EQC Private Markets SAC Fund Ltd—EQC Biotech Sely I Fund, EQC Private Markets SAC Fund Ltd—EQC Biotech Sely II Fund, EQC Private Markets II SAC Fund Ltd—EQC Biotech Sely III Fund, Varibobi Financial Holdings Ltd., Daniel Tafur and Fabio López (filed herewith).

99.2	Agreement and Plan of Merger, dated as of August 7, 2017, by and among Galena Biopharma, Inc., Galena Bermuda Merger Sub, Ltd., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and SELLAS Life Sciences Group Ltd, as amended (filed as Exhibit 2.1 to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-220592), filed with the SEC on November 6, 2017 and incorporated herein by reference).

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EQUILIBRIA CAPITAL MANAGEMENT LIMITED

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Chief Investment Officer

EQC PRIVATE MARKETS SAC FUND II LTD EQC BIOTECH SELY S FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD EQC BIOTECH SELY I FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS SAC FUND LTD EQC BIOTECH SELY II FUND

By:	/s/ Daniel Tafur
Name:	Mr. Daniel Tafur
Title:	Director

EQC PRIVATE MARKETS II SAC FUND LTD EQC BIOTECH SELY III FUND

By:	/s/ Daniel Tafur
Name:	Daniel Tafur
Title:	Director

VARIBOBI FINANCIAL HOLDINGS LTD

By:	/s/ Fabio López
Name:	Fabio López
Title:	Sole Owner

MR. DANIEL TAFUR

/s/ Daniel Tafur

SCHEDULE 13D

MR. FABIO LÓPEZ

/s/ Fabio López

Dated: January 8, 2018